SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)

LANCER CORPORATION ____________________________________________________________________________
(Name of Issuer)

Common Stock, $0.01 par value ____________________________________________________________________________
(Title of Class of Securities)

514614106 ____________________________________________________________________________
(CUSIP Number)

December 31, 2001 ____________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒           Rule 13d-1(b)

☐           Rule 13d-1(c)

☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 514614106	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bedrock Management, L.P. - 75-2783406
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 439,517
6	SHARED VOTING POWER 0
7	SOLE DISPOSITIVE POWER 439,517
8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 439,517
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.8%
12	TYPE OF REPORTING PERSON* PN

          *SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 514614106	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) James C. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 110,000
6	SHARED VOTING POWER 439,517
7	SOLE DISPOSITIVE POWER 110,000
8	SHARED DISPOSITIVE POWER 439,517
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 549,517
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.0%
12	TYPE OF REPORTING PERSON* IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 514614106	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) James F. Gallivan, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,780
6	SHARED VOTING POWER 439,517
7	SOLE DISPOSITIVE POWER 10,780
8	SHARED DISPOSITIVE POWER 439,517
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,297
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9%
12	TYPE OF REPORTING PERSON* IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT

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SCHEDULE 13G/A

          The Schedule 13G (the "Schedule 13G") relating to shares of common stock of Lancer Corporation (the "Issuer") filed with the Securities and Exchange Commission on June 12, 2001, is hereby amended as set forth below.

Item 3	If this statement is filed pursuant to xxx240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4	Ownership.
(a)	Amount beneficially owned: 0
	(i)	Bedrock Management, L.P. may be deemed the beneficial owner of 439,517 shares. This consists of (1) 219,717 shares held by Bedrock Capital; and (2) 219,800 shares held by Pilgrim.
(ii)

James C. Smith may be deemed the beneficial owner of 549,517 shares. This consists of: (1) 219,717 shares held by Bedrock Capital; (2) 219,800 shares held by Pilgrim; and (3) 110,000 shares beneficially held as trustee.

(iii)

James F. Gallivan, Jr. may be deemed the beneficial owner of 450,297 shares. This consists of: (1) 219,717 shares held by Bedrock Capital; (2) 219,800 shares held by Pilgrim; and (3) 10,780 shares held for his personal account.

(b)	Percent of class:
	(i)	The number of shares of which Bedrock Management, L.P. may be deemed to be the beneficial owner of constitutes approximately 4.8% of the total number of shares outstanding.
	(ii)	The number of shares of which James C. Smith may be deemed to be the beneficial owner of constitutes approximately 6.0% of the total number of shares outstanding.
	(iii)	The number of shares of which James F. Gallivan, Jr. may be deemed to be the beneficial owner of constitutes approximately 4.9% of the total number of shares outstanding.
(c)	Number of shares as to which the person has:
Bedrock Management, L.P.
	(i)	Sole power to vote or to direct the vote: 439,517
	(ii)	Shared power to vote or to direct the vote: 0

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(iii)	Sole power to dispose or to direct the disposition of: 439,517
(iv)	Shared power to dispose or to direct the disposition of: 0
James C. Smith
(i)	Sole power to dispose or to direct the disposition of: 110,000
(ii)	Shared power to vote or to direct the vote: 439,517
(iii)	Sole power to dispose or to direct the disposition of: 110,000
(iv)	Shared power to dispose or to direct the disposition of: 439,517
James F. Gallivan, Jr.
(i)	Sole power to dispose or to direct the disposition of: 10,780
(ii)	Shared power to vote or to direct the vote: 439,517
(iii)	Sole power to dispose or to direct the disposition of: 10,780
(iv)	Shared power to dispose or to direct the disposition of: 439,517
Item 5	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 10	Certification.
Not applicable.

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SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:    February 12, 2002

BEDROCK MANAGEMENT, L.P.
By:	Bedrock GP, Inc. Its General Partner
	By:	/S/ JAMES F. GALLIVAN, JR. _____________________________
James F. Gallivan, Jr. President
JAMES C. SMITH
By:	/S/ JAMES C. SMITH __________________________________
James C. Smith
JAMES F. GALLIVAN, JR.
By:	/S/ JAMES F. GALLIVAN, JR. __________________________________
James F. Gallivan, Jr.

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